Exhibit (c)(5) December 19, 2023 Project Star Discussion Materials for the Special Committee Strictly Confidential. Not for Distribution. Preliminary Draft. Subject to Further Review & Modification.

PROCESS UPDATE 3 01 PRELIMINARY ILLUSTRATIVE BANKRUPTCY 6 SCENARIOS 02 10 APPENDIX 03 11 Illustrative Take-Private Considerations 13 Draft Preliminary Illustrative DIP Budget 15 Buyer Outreach Update 19 DISCLAIMER 04

PROCESS UPDATE 01 02

Process Overview & Observations

Financing:	▪ Recent $17.8mm senior secured convertible notes financing from Pine Ridge, ACME and the Founders ▪ Founders have suggested they can arrange an additional $3-5mm of bridge commitments in order to extend Company's cash runway ▪ Any such financing will require cooperation of the existing holders of the senior secured convertible notes and may impact the viability of certain bankruptcy scenarios

Sale of Company or Assets to Third-Party:	▪ PJT outreach to 30 parties and HL discussions with 11 parties (8 of which were incremental to the PJT outreach) since August 2023
	▪ No proposals received from third parties aside from Pendrell, Latitude and Blue Origin
	  ▪ Pendrell submitted proposal on 10/16/2023 to purchase 50.1% stake in ASE for $25mm, implying a ~$50mm valuation – but subsequently vocalized a 50% reduction in valuation and ultimately declined to pursue ASE
	  ▪ Latitude submitted proposal on 11/29/2023 to acquire the Company based on equity valuation of up to $30mm, subject to satisfactory release or conversion of all financial obligations, which effectively results in no value to the common stock. Closing conditions included comprehensive business, financial and technical diligence as well as CFIUS review
	  ▪ Blue Origin submitted proposal on 11/9/2023 to purchase discrete equipment for $1.6mm, which per Company management is deemed core to ASE operations and has $5mm replacement value
	▪ No incremental parties have been identified with interest and access to requisite financing
	▪ Multiple public disclosures have been made around review of financing and strategic alternatives

Founder Proposal:	▪ Founders submitted proposal on 11/8/2023 providing for the purchase of the outstanding share capital not owned by the Founders based on a purchase price of $1.50 per share ▪ Implies equity valuation of $76 million and equity check of $26mm to buy out non-insiders[1] ▪ Proposal based on certain assumptions related to balance sheet position, transaction expenses and share counts, among others ▪ Founders have reached out to ~64 parties to obtain financing commitments, but to date have not confirmed sufficient financing to support the proposal

Bankruptcy:	▪ Pine Ridge exploring a potential pre-arranged Chapter 11 bankruptcy proposal potentially involving the following:
	  ▪ Pine Ridge funding the bankruptcy process through a prepetition loan and a separate DIP loan, each equitized or rolled into an exit facility (TBD)
	  ▪ Pre-arranged process would be negotiated and agreed to by the prepetition lenders before filing, minimizing the time in bankruptcy and costs
	  ▪ Unsecured claims would be reinstated or assumed by the post-reorg entity
	▪ Pine Ridge has not yet made a proposal, which would require an amendment to its 13D filing
	▪ While additional details would be needed to analyze a potential Pine Ridge proposal, considerations related to illustrative hypothetical Chapter 11 and Chapter 7 scenarios developed by Riveron and Company management are provided on the pages that follow
	▪ Regardless of specifics, bankruptcy scenarios are highly unlikely to result in any recovery to common equity

1. Refers to Pine Ridge, ACME and Founders.
Sources: Company management and advisors, Pendrell, Latitude, Blue Origin and Founder Proposals, public filings.

4 | Houlihan Lokey
CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

15-Week Cashflow Forecast

(dollars in thousands)

Status	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst	Fcst
Week	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Week Ended	12/22	12/29	1/5	1/12	1/19	1/26	2/2	2/9	2/16	2/23	3/1	3/8	3/15	3/22	3/29
Receipts															
Customer Collections - Launch	$240	--	$98	--	--	--	--	--	--	--	--	--	--	--	--
Customer Collections - Engine	3,356	--	213	--	--	455	300	329	1,361	200	1,450	--	1,308	255	--
Other Receipts	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Total Receipts	**$3,596**	**--**	**$311**	**--**	**--**	**$455**	**$300**	**$329**	**$1,361**	**$200**	**$1,450**	**--**	**$1,308**	**$255**	**--**
Operating & Recurring Disbursements															
Total Payroll	($135)	($1,500)	--	($1,500)	--	--	($1,500)	--	($1,500)	--	($1,500)	--	($1,500)	--	($1,500)
Monthly Benefits	--	--	(349)	--	--	--	--	(349)	--	--	--	(349)	--	--	--
Expense Reimbursements	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)	(25)
Personnel Expense	($160)	($1,525)	($374)	($1,525)	($25)	($25)	($1,525)	($374)	($1,525)	($25)	($1,525)	($374)	($1,525)	($25)	($1,525)
AP Payments	(900)	(900)	(523)	(900)	(900)	(900)	(900)	(523)	(900)	(900)	(900)	(523)	(900)	(900)	(900)
Credit Card	(332)	--	--	--	--	(150)	--	--	--	(150)	--	--	--	(150)	--
Rent	--	--	(377)	--	--	--	--	(377)	--	--	--	(377)	--	--	--
Income & Other Corporate Taxes	--	(200)	--	--	--	--	--	--	--	--	--	--	--	--	--
Insurance	--	--	(275)	--	(12)	(21)	(254)	--	(12)	--	(275)	--	(12)	--	(275)
Total Disbursements	**($1,392)**	**($2,625)**	**($1,549)**	**($2,425)**	**($937)**	**($1,096)**	**($2,679)**	**($1,274)**	**($2,437)**	**($1,075)**	**($2,700)**	**($1,274)**	**($2,437)**	**($1,075)**	**($2,700)**
Net Cash Flow Before Financing & Non-Recurring	**$2,204**	**($2,625)**	**($1,238)**	**($2,425)**	**($937)**	**($640)**	**($2,379)**	**($945)**	**($1,076)**	**($875)**	**($1,249)**	**($1,274)**	**($1,129)**	**($820)**	**($2,700)**
Financing & Non-Recurring Cash Flow															
Non-Recurring Professional Fees	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)	($100)
Total Financing & Non-Recurring	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**	**($100)**
Net Cash Flow	**$2,104**	**($2,725)**	**($1,338)**	**($2,525)**	**($1,037)**	**($740)**	**($2,479)**	**($1,045)**	**($1,176)**	**($975)**	**($1,349)**	**($1,374)**	**($1,229)**	**($920)**	**($2,800)**
Liquidity Summary															
Opening Cash Balance	$6,365	$8,469	$5,744	$4,407	$1,881	$844	$104	($2,375)	($3,419)	($4,595)	($5,570)	($6,919)	($8,293)	($9,523)	($10,443)
Net Cash Flow	2,104	(2,725)	(1,338)	(2,525)	(1,037)	(740)	(2,479)	(1,045)	(1,176)	(975)	(1,349)	(1,374)	(1,229)	(920)	(2,800)
Ending Cash Balance	**$8,469**	**$5,744**	**$4,407**	**$1,881**	**$844**	**$104**	**($2,375)**	**($3,419)**	**($4,595)**	**($5,570)**	**($6,919)**	**($8,293)**	**($9,523)**	**($10,443)**	**($13,242)**
Less Restricted Cash	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)
Ending Available Cash	**$5,969**	**$3,244**	**$1,907**	**($619)**	**($1,656)**	**($2,396)**	**($4,875)**	**($5,919)**	**($7,095)**	**($8,070)**	**($9,419)**	**($10,793)**	**($12,023)**	**($12,943)**	**($15,742)**

Note: Reflects update to figures used to develop Preliminary DIP Budget shown on page 14 – accordingly, operating cash flows do not tie from week-to-week due primarily to timing differences.
Note: Prepared by Riveron and Company management.
Sources: Company management, Riveron.

5 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

PRELIMINARY ILLUSTRATIVE BANKRUPTCY SCENARIOS 02 01

Overview of Potential Preliminary Illustrative Bankruptcy Scenarios

Prelim. Scenario	Chapter 11 Bankruptcy	Chapter 7 Liquidation
Timing:	▪ 13+ weeks	▪ 13 – 21 weeks
Estimated Funding Requirements:	▪ ~$35mm - $45mm total ▪ ~$20mm operations (13 weeks) ▪ ~$15mm bankruptcy expenses ▪ ~$10mm contingency (i.e. elongated process, etc.)	▪ ~$18mm - $27mm total ▪ ~$7-11mm wind-down expenses (13-21 weeks) ▪ ~$11mm - $16mm bankruptcy expenses
Selected Considerations:	▪ DIP financing required to fund operations and professional fees during bankruptcy process ▪ Potential for customer/business dislocation ▪ Opportunity for Company to reject unfavorable contracts and reduce Accounts Payable balance ▪ Mitigates derivative litigation ▪ Potential to derive proceeds from asset sale(s) ▪ **Recovery to common equity impacted by DIP Financing and Senior Secured Debt estimated at ~$59mm to $69mm (which amount does not include potential unsecured claims or required financing post-emergence)**	▪ Company ceases as an operating entity ▪ Mitigates derivative litigation ▪ Potential to derive proceeds from asset sales likely substantially more limited than in a Chapter 11 bankruptcy scenario ▪ **Recovery to common equity impacted by estimated debt and other claims of ~$110mm to $119mm ranked ahead of common equity**
Selected Assumptions:	▪ Immediate filing, with 13-weeks in bankruptcy ▪ ASE and Launch continue normal operations, without significant near-term dislocation ▪ Operating costs average ~$1.8mm weekly, with collections averaging $0.5mm per week ▪ Restructuring costs of ~$15mm consisting of (i) $11mm professional fees and (ii) $4mm management retention payments ▪ Upfront AP payments of $6mm to maintain terms with critical vendors	▪ Immediate filing, with wind-down period of 13 – 21 weeks ▪ Payroll begins at weekly average of $0.7mm, declining gradually to $0.2 million per week by end of wind-down period ▪ Professional fees of $0.6mm per week for duration ▪ Liquidator and Trustee fees tied to assumed gross proceeds ▪ Certain estimates related to administrative, priority and unsecured claims based on 9/30/2023 balance sheet

Note: Illustrative only. Provided solely for informational purposes.
Note: In the illustrative preliminary bankruptcy scenarios, figures shown only represent costs incurred during the proceeding and does not reflect any preparation costs leading up to the date of filing. Further, there may be additional professional fees that are not reflected in the estimated costs.
Note: All debt figures assume senior secured convertible notes entitled to principal plus minimum returns, which remains subject to review and confirmation.
Sources: Company management and Riveron.

7 | Houlihan Lokey
CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Preliminary Chapter 11 Reorganization Considerations

Estimated Illustrative Funded Net Debt Immediately Prior to Emergence

Funded Net Debt Immediately Prior to Emergence

(dollars in millions)

	Low		High
Required DIP Financing	**$36.3**	--	**$46.3**
Senior Secured Debt			
Convertible Notes Principal [1]	$18.5		$18.5
Minimum Return Multiple	1.5x		1.5x
Total Convertible Notes Obligations	**$27.7**	--	**$27.7**
Cash & Cash Equivalents Balance [2]	**($5.0)**	--	**($5.0)**
Funded Net Debt Immediately Prior to Emergence	**$59.0**	--	**$69.0**

High end of Required DIP Financing range illustratively includes $10mm contingency tied to potential extension of process timeline, among other factors

Estimated funded net debt hurdle prior to recovery to common stock – does not take into account potential unsecured claims prior to emergence or financing requirements post-emergence

DIP Financing Required to Fund Costs in Reorganization *(Illustratively Assumes Emergence on March 8, 2024)*

(dollars in millions)

	One-Time Payments: Petition/Emergence	+	Aggregate 13-Week Cash Outflows	=	Total Restructuring Costs	Average Weekly Cash Outflows [3]
Professional & Restructuring Fees *	$2.8		$8.6		$11.4	*$0.7*
Retention Bonuses / Payroll *	4.0		10.6		14.6	*0.8*
Vendor Payments	6.0		10.4		16.4	*0.8*
Rent & Other Expenses	1.5		2.8		4.3	*0.2*
Collections	0.0		(10.4)		(10.4)	*(0.5)*
Estimated Total DIP Financing Requirements	**$14.3**		**$22.0**		**$36.3**	***$2.0***

** Restructuring costs denoted with orange shading*

Note: Illustrative only. Provided solely for informational purposes.
Note: In the illustrative preliminary bankruptcy scenarios, figures shown only represent costs incurred during the proceeding and does not reflect any preparation costs leading up to the date of filing. Further, there may be additional professional fees that are not reflected in the estimated costs.
Note: All debt figures assume senior secured convertible notes entitled to principal plus minimum returns, which remains subject to review and confirmation.
Note: Estimated reorganization costs provided by Riveron and Company management.
Note: Low end of range does not consider contingency reserve of 15%.

1. Includes accrued interest at 3/8/2024.
2. Table does not reflect $1.8mm of aggregate estimated DIP financing costs, which are assumed to be funded with a corresponding portion of the $6.5 - $7.0mm beginning cash on the balance sheet.
3. Represents average estimated weekly cash outflow / (inflow) based on 13-week average over reorganization period. Collections weekly average excludes amounts collected during the week ended 12/15/23.

Sources: Company management, Riveron, and public filings.

8 | Houlihan Lokey
CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Preliminary Chapter 7 Liquidation Considerations
Estimated Illustrative Total Liabilities

Liquidation
(dollars in millions)

	Low		High
Cost of Asset Liquidation			
Wind-Down Costs [1]	$6.6	--	$10.8
Trustee and Liquidator Fees [2]	3.1	--	3.1
Professional Fees [3]	8.3	--	13.2
Total Cost of Asset Liquidation	**$18.0**		**$27.1**
Other Superpriority Claims			
Taxes Payable and Accrued Tax Liability [4]	$2.3	--	$2.3
Secured Claims [5]			
Convertible Notes Principal [6]	$18.5	--	$18.8
Minimum Return Multiple	1.50x		1.50x
Total Convertible Notes Obligations	**$27.7**	**--**	**$28.2**
Admin., Priority & Unsecured Claims			
Employee Claims [7]	$0.8	--	$0.8
Accounts Payable [7]	10.3	--	10.3
Accrued Liabilities [4]	6.4	--	6.4
Deferred Liabilities [4]	39.5	--	39.5
Other Current Liabilities [4]	4.5	--	4.5
Total Admin., Priority & Unsecured Claims	**$61.5**		**$61.5**
Total Estimated Liabilities With Priority to Common	**$109.5**	--	**$119.2**

Low end of costs range based on 13-week process

High end of costs range based on 21-week process

Note: Illustrative only. Provided solely for informational purposes
Note: In the illustrative preliminary bankruptcy scenarios, figures shown only represent costs incurred during the proceeding and does not reflect any preparation costs leading up to the date of filing. Further, there may be additional professional fees that are not reflected in the estimated costs..
Note: All debt figures assume senior secured convertible notes entitled to principal plus minimum returns, which remains subject to review and confirmation.
Note: Estimated liquidation costs and liabilities provided by Riveron and Company management.

1. *Assumes beginning average weekly payroll of $0.7mm declining to $0.2mm per week over liquidation period.*
2. *Assumes Trustee Fees based on 3% of assumed gross proceeds and Liquidator Fees based on 5% of assumed gross proceeds, in each case based on midpoint of illustrative indicative range of gross proceeds prepared by Riveron and Company management.*
3. *Assumes $0.6mm weekly professional fees.*
4. *Based on 9/30/2023 balance sheet.*
5. *Does not incorporate impact of ~$11mm of capital leases as of 9/30/2023.*
6. *For illustrative purposes, based on convertible notes balance (including accrued interest) as of 3/8/24 (13-week process) and 5/3/24 (21-week process).*
7. *Based on estimates as of 12/15/2023.*

Sources: Company management, Riveron, and public filings.

9 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

APPENDIX 03 03

APPENDIX Illustrative Take-Private Considerations 03 02

Illustrative Acquisition At Various Share Prices (dollars and shares in millions, except per share values) Founders’ Current Illustrative Offer Prices Per Share Offer Price per Share $1.25 $0.25 $0.50 $0.75 $1.00 $1.25 $1.50 Date Statistic Premium / (Discount) to Unaffected Closing Price 11/08/23 $0.74 68.9% (66.2%) (32.4%) 1.4% 35.1% 68.9% 102.7% Premium / (Discount) to ASTR Current Price 12/15/23 $1.25 0.0% (80.0%) (60.0%) (40.0%) (20.0%) 0.0% 20.0% Premium / (Discount) to 30-Day ASTR VWAP 12/15/23 $1.37 (8.6%) (81.7%) (63.4%) (45.2%) (26.9%) (8.6%) 9.7% Diluted Shares Outstanding Class A Shares 18.8 18.8 18.8 18.8 18.8 18.8 18.8 Class B Shares 3.7 3.7 3.7 3.7 3.7 3.7 3.7 Restricted Stock Units 0.7 0.7 0.7 0.7 0.7 0.7 0.7 Option Dilution 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Warrant Dilution 3.3 0.0 0.0 0.0 1.8 3.3 4.2 1 Convertible Dilution 23.0 0.0 0.0 0.0 0.0 23.0 23.0 Fully Diluted Shares Outstanding 49.5 23.2 23.2 23.2 25.0 49.5 50.5 2 Less: Insider Shares (5.9) (5.9) (5.9) (5.9) (5.9) (5.9) (5.9) 3 Less: Insider Options 0.0 0.0 0.0 0.0 0.0 0.0 0.0 4 Less: Insider Warrants (3.3) 0.0 0.0 0.0 (1.8) (3.3) (4.2) Less: Convertible Dilution (23.0) 0.0 0.0 0.0 0.0 (23.0) (23.0) Non-insider Shares Outstanding 17.3 17.3 17.3 17.3 17.3 17.3 17.3 Total Equity Value $61.9 $5.8 $11.6 $17.4 $25.0 $61.9 $75.8 Non-insider Equity Value $21.6 $4.3 $8.6 $13.0 $17.3 $21.6 $26.0 Memo: Convertible Notes 1 Principal Balance (including accrued Interest) $18.6 $18.6 $18.6 $18.6 $18.6 $18.6 $18.6 Minimum Return Multiplier 1.50x 1.50x 1.50x 1.50x 1.50x 1.50x 1.50x Convertible Notes Minimum Return $27.9 $27.9 $27.9 $27.9 $27.9 $27.9 $27.9 Implied Value of Converted Convertible Notes $28.8 $0.0 $0.0 $0.0 $0.0 $28.8 $34.5 5 Implied Value of Convertible Notes and Common Equity $61.9 $33.7 $39.5 $45.3 $52.9 $61.9 $75.8 Note: Illustrative only. Provided solely for informational purposes. 1. Convertible notes balance includes accrued interest through 03/31/2024 and assumes minimum return of 150% on notes outstanding. 2. Insider shares outstanding include Class A shares, Restricted Stock Units and Class B shares held by Chris Kemp, Adam London as well as shares held by ACME and affiliates and Pine Ridge and affiliates. 3. Insider options include options held by Chris Kemp and Adam London; assumes treasury stock method for conversion of options. 4. Represents warrants held by Convertible note holders with strike price of $0.808; assumes treasury stock method for warrant conversion. 5. Implied value of Convertible notes represents the greater of Convertible notes minimum return and the implied “as-converted” value. Sources: public filings, Capital IQ; Market date as of 12/15/2023; Assumes illustrative transaction close of 03/31/2024. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 12

APPENDIX Draft Preliminary Illustrative DIP Budget 03 03

Draft Preliminary Illustrative DIP Budget

(dollars in thousands)	Petition	12/15	12/22	12/29	1/5	1/12	1/19	1/26	2/2	2/9	2/16	2/23	3/1	3/8	Emergence	Total
Total Receipts	–	4,751	835	100	211	401	200	856	429	200	760	200	1,250	200	-	10,395
																–
Payroll & benefits	–	(1,419)	(142)	(1,575)	(374)	(1,575)	(25)	(25)	(1,575)	(374)	(1,575)	(25)	(1,575)	(374)	-	(10,633)
AP Payments	(6,000)	(702)	(900)	(900)	(523)	(900)	(900)	(900)	(900)	(523)	(900)	(900)	(900)	(523)	-	(16,372)
Credit Card	(1,500)	–	(275)	–	–	–	–	(150)	–	–	–	(150)	–	–	-	(2,075)
Rent	–	–	–	–	(377)	–	–	–	–	(377)	–	–	–	(377)	-	(1,130)
Other	–	(51)	–	(200)	(275)	–	(12)	(21)	(254)	–	(12)	–	(275)	–	-	(1,100)
Total Payments	(7,500)	(2,172)	(1,317)	(2,675)	(1,549)	(2,475)	(937)	(1,096)	(2,729)	(1,274)	(2,487)	(1,075)	(2,750)	(1,274)	-	(31,310)
Operational Cash Flow	(7,500)	2,579	(482)	(2,575)	(1,338)	(2,074)	(737)	(240)	(2,300)	(1,074)	(1,727)	(875)	(1,500)	(1,074)	-	(20,915)
Ch 11 Professional Fees	(525)	(610)	(610)	(610)	(735)	(610)	(610)	(610)	(610)	(735)	(610)	(610)	(610)	(735)	(2,125)	(10,955)
Retention bonuses	(2,000)	–	–	–	–	–	–	–	–	–	–	–	–	–	(2,000)	(4,000)
Independent Board Directors	–	–	–	–	–	–	–	–	–	–	–	–	–	–	-	–
Other (court fees, UST, etc.)	(100)	(28)	(19)	(33)	(23)	(31)	(15)	(17)	(33)	(20)	(31)	(17)	(34)	(20)	(41)	(463)
Total Restructuring Disbursements	(2,625)	(638)	(629)	(643)	(758)	(641)	(625)	(627)	(643)	(755)	(641)	(627)	(644)	(755)	(4,166)	(15,418)
Unlevered Cash Flow	(10,125)	1,941	(1,111)	(3,218)	(2,096)	(2,715)	(1,362)	(867)	(2,943)	(1,829)	(2,368)	(1,501)	(2,143)	(1,829)	(4,166)	(36,332)
DIP Agent Fees	(100)	–	–	–	(10)	–	–	–	–	–	–	–	–	–	-	(110)
Upfront DIP Fee & Exit Premium	–	(500)	–	–	–	–	–	–	–	–	–	–	–	–	(500)	(1,000)
DIP Interest Payment (15%)	–	–	–	–	(136)	–	–	–	(241)	–	–	–	–	(386)	-	(763)
Auction proceeds	–	–	–	–	–	–	–	–	–	–	–	–	–	–	40,000	
Financing ex DIP	(100)	(500)	–	–	(146)	–	–	–	(241)	–	–	–	–	(386)	39,500	38,127
Contingency (15%)	(1,519)	291	(167)	(483)	(314)	(407)	(204)	(130)	(441)	(274)	(355)	(225)	(322)	(274)	(625)	(5,450)
Cash Flow Before DIP Funding	(11,744)	1,732	(1,277)	(3,701)	(2,556)	(3,122)	(1,567)	(997)	(3,626)	(2,103)	(2,723)	(1,727)	(2,465)	(2,489)	34,709	(3,655)
DIP Proceeds/(Repayment)	10,000	–	–	3,380	2,556	3,122	1,567	1,000	3,622	2,103	2,723	1,727	2,465	2,489	(36,754)	–
Total Cash Flow	(1,744)	1,732	(1,277)	(320)	–	–	–	3	(3)	–	–	–	–	–	(2,045)	(3,655)
Beginning Cash	6,610	4,866	6,598	5,320	5,000	5,000	5,000	5,000	5,003	5,000	5,000	5,000	5,000	5,000	5,000	6,610
Total Cash Flow	(1,744)	1,732	(1,277)	(320)	–	–	–	3	(3)	–	–	–	–	–	(2,045)	(3,655)
Ending Cash	4,866	6,598	5,320	5,000	5,000	5,000	5,000	5,003	5,000	5,000	5,000	5,000	5,000	5,000	2,955	2,955
Total Liquidity (Ending Cash + Availability)	*34,866*	*36,598*	*35,320*	*31,620*	*29,064*	*25,942*	*24,375*	*23,379*	*19,753*	*17,650*	*14,927*	*13,200*	*10,735*	*8,246*	*42,955*	
Minimum cash	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	*5,000*	
DIP Loan/New Super Senior - Beginning Bal.	–	10,000	10,000	10,000	13,380	15,936	19,058	20,625	21,625	25,247	27,350	30,073	31,800	34,265	36,754	–
+ Initial Draw	10,000	–	–	–	–	–	–	–	–	–	–	–	–	–	-	10,000
+ Subsequent Draw	–	–	–	3,380	2,556	3,122	1,567	1,000	3,622	2,103	2,723	1,727	2,465	2,489	-	26,754
- Paydown	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(36,754)	(36,754)
DIP Loan/New Super Senior - Ending Bal.	10,000	10,000	10,000	13,380	15,936	19,058	20,625	21,625	25,247	27,350	30,073	31,800	34,265	36,754	-	-
Total DIP Commitment	**40,000**	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000
Availability (Beginning)	40,000	30,000	30,000	30,000	26,620	24,064	20,942	19,375	18,375	14,753	12,650	9,927	8,200	5,735	3,246	40,000
DIP (Proceeds)/Paydown	(10,000)	–	–	(3,380)	(2,556)	(3,122)	(1,567)	(1,000)	(3,622)	(2,103)	(2,723)	(1,727)	(2,465)	(2,489)	36,754	-
Availability	30,000	30,000	30,000	26,620	24,064	20,942	19,375	18,375	14,753	12,650	9,927	8,200	5,735	3,246	40,000	40,000
Minimum Draw	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	

Note: Illustrative only. Provided solely for informational purposes.
Note: Draft DIP Budget provided by Riveron and Company management.
Sources: Company management, Riveron.

14 | Houlihan Lokey
CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

APPENDIX Buyer Outreach Update 03 03

Buyer Outreach Update

Select Parties Pre-Dating HL Involvement

Firm	Commentary	Status / Action Items
Pendrell	• Previously submitted a term sheet to PJT/company for purchase of 50.1% stake in ASE • Houlihan and Management had engaged with Pendrell to gauge their continued interest in purchasing ASE following the recent corporate actions and announcements • While they have completed meaningful work, their interest in ASE is effectively predicated on being able to entirely separate the two business lines which we understand as complicated and time-consuming process • Vocalized that with deliveries moving back and more cash needed to get to breakeven, their valuation has probably been cut in half (~$25M) • Even with additional information, Pendrell indicated a potential reluctance to dig-in, as they are not interested in being part of a competitive process	• Opted to not submit a revised proposal, and communicated that they are no longer interested in pursuing ASE
AE Industrial	• Contacted during PJT process • 11/6 discussion whereby AE indicated they would like to be contacted in the event of a bankruptcy process or discrete equipment sales	• N/A
Blue Origin	• Originally was teaming up with Cerberus on a purchase for the entire ASE business • Submitted a bid for the equipment based on directive from management (proposal to purchase certain pieces of equipment for $1.6M) • Management has indicated equipment core to ASE operations, with replacement value of $5M • Special Committee determined to decline to engage at this time	• N/A
Cerberus	• Management Presentation and diligence conducted on ASE • Passed, citing lack of sufficient operational history and the fact that ASE is not mature enough to fit within their fund mandate • They are still quite interested in the technology and business; requested a call back in 6-9 months if ASE is still available to purchase	• N/A
Rocket Lab	• Seemed interested prior to Rocket Lab's launch failure • Company recommended HL reach out after HT note purchase • Unresponsive following early engagement	• N/A
SAFRAN	• Management Presentation received in mid October, followed by initial diligence • Foreign owned; have not been active	• N/A
Terran	• Management Presentation received in September, followed by initial diligence • Terran Orbital shareholder group recently called for replacement of CEO following a 94% share price decline – current financial position and public news suggest substantial organic priorities • Have not been active	• N/A

Inactive

16 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Buyer Outreach Update (cont.)

Discussions with Other Parties

Firm	Commentary	Status / Action Items
Moog	• An intro call was held with Moog Thursday, 11/9 • Most traditional defense group involved and active • Very beginning stages of evaluating materials (e.g., it was clear that they have done minimal work since being in the data room)	• Interested in ASE only • Some outstanding diligence, but Moog has been silent on pursuing more aggressively
Monocle	• Investment team working on behalf of large asset manager (would not specify specific group) with a mandate to deploy into the A&D ecosystem • Leadership previously ran Loral Space, and various other space assets • Interested is specific to ASE	• 12/13 – HL provided contact info to Moelis
Relativity Space	• Introductory call held 11/17 following inbound e-mail to HL • Interest pertained to specific assets / equipment • Minority investor (Blackstone) previously contacted during PJT outreach	• N/A • Interested solely in equipment
SpaceX	• HL reached out to CFO to gauge interest • SpaceX indicated no interest in discussing Astra	• N/A
Trousdale Ventures	• Martin made an introduction to Trousdale Ventures (early stage VC, with a number of investments in defense / space technology) • Typically write $250K-$15M equity checks • Interest in Astra was around pursuing discrete assets / equipment for utilization or consumption in their other businesses. They indicated that could come in the form of a take private, but that would be followed by shuttering a substantial portion of Astra • Would be interested in partnering with a group, which we read to mean they do not have the requisite capital to take the lead here. We have some knowledge of their holdings, which we know have their own cash burn challenges	• 12/13 – HL provided contact info to Moelis

Inactive

17 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

Buyer Outreach Update (cont.)

International Parties

Firm	Commentary	Status / Action Items
Latitude	• International group which had expressed interest during the bridge financing timeframe (which we had to cancel the site visit for) • Interest remains, subject to continued diligence • Interest in Launch business	• Submitted term sheet, leaving effectively no value to the equity holders • 12/13 – HL provided contact info to Moelis
Rocket Factory	• HL spoke with the CEO of Rocket Factory 11/10 • German rocket business, with backing from OHB and KKR, which had reached out following the Adam and Chris announcement • We understood that they were contacted by PJT previously (via KKR investment in OHB) • Viewing acquisition as a means to gain critical technology and gain a US footprint. While OHB and Rocket Factory will have $50M+ of cash on hands, it seems like this would very clearly need KKR buy-in to go anywhere.	• Given CFIUS requirements, opted to standdown on the opportunity
PLD Space	• Group introduced by Deutsche Bank • Spoke with 11/13. Interest was really around specific equipment / hardware. • Would need to raise capital to pursue Astra in any meaningful way • Would be focused on equipment disposals	• N/A

Inactive

18 | Houlihan Lokey

CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION

DISCLAIMER 04 04

Disclaimer ¡ This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Astra Space, Inc. (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. ¡ The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. ¡ Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. ¡ The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates. ¡ The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. The materials do not address the consideration to be paid or received in, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise. Furthermore, the materials do not address the fairness of any portion or aspect of the Transaction to any party. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 20

Disclaimer (cont.) ¡ All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including, without limitation, estimates of potential cost savings and synergies) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates (including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. ¡ Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. ¡ The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Board, the Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Board, the Committee, or the Company or to use such information on behalf of the Board, the Committee, or the Company. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials. CONFIDENTIAL | PRELIMINARY DRAFT | SUBJECT TO FURTHER REVIEW & MODIFICATION 21

CORPORATE FINANCE FINANCIAL RESTRUCTURING FINANCIAL AND VALUATION ADVISORY HL.com